

June 27, 2013

Via E-mail
Jane T. Elfers
Chief Executive Officer
The Children's Place Retail Stores, Inc.
500 Plaza Drive
Secaucus, NJ 07094

      Re: **The Children's Place Retail Stores, Inc.**
             Form 10-K for the Fiscal Year Ended February 2, 2013
             Filed March 28, 2013
             Definitive Proxy Statement on Schedule 14A
             Filed April 8, 2013
             File No. 000-23071

Dear Ms. Elfers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition, page 26

Results of Operations, page 30

Fiscal 2012 Compared to Fiscal 2011, page 31

1.   We note your disclosure within your Selected Data for Continuing Operations on page 25 that your average net sales per store have been declining over the past five years. With a view to revised disclosure in future filings, please advise us of the extent to which this metric is used by management to manage the business and tell us whether the average net sales per store numbers represent a known, material trend in your average store

productivity. If so, please provide draft disclosure to include in future filings, as applicable. See Securities Act Release No. 33-8350.

Provision for income taxes, page 32

2.	You disclose the decrease in the provision for income taxes is due to a $15.1 million decrease in income from continuing operations before income taxes. The effects of material variances in components of the tax provision that offset each other should be separately disclosed and quantified. Refer to Item 303(a)(3) of Regulation S-K and SEC Interpretive Release 33-8350 (http://www.sec.gov/rules/interp/33-8350.htm). In this regard, we note your foreign operations comprised 59% of your continuing operations before taxes and the foreign tax rate differential in your effective tax rate reconciliation is a reduction of $9,044 million. Please provide draft disclosure to be included in future filings addressing material effects to your tax provision. Please include the effect of foreign effective income tax rates on your results of operations, including the effect of having proportionally higher earnings in countries where you have lower statutory tax rates. Alternatively, describe to us why you believe such disclosure is not necessary.

Item 8. Financial Statements and Supplementary Data, page 38

Consolidated Statements of Operations, page 45

3.	We note you exclude depreciation and amortization from cost of sales. Since you do not allocate the amount of depreciation and amortization expense to cost of sales, please revise the description of the line item in accordance with SAB Topic 11.B to clearly identify that cost of sales excludes depreciation and amortization expense.

Note 12. Income Taxes, page 69

4.	We note you changed your permanent reinvestment assertions related to Hong Kong and other Asian subsidiaries in the fourth quarter of fiscal 2011, whereby you no longer provide deferred taxes on the undistributed earnings of these subsidiaries. In this regard, please tell us and in future filings clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the $169.8 million in undistributed earnings. Provide us with a draft of your proposed revisions.

Items 2.02 and 9.01 Forms 8-K filed on May 23, 2013 and March 26, 2013

Exhibit 99.1

Reconciliation of Non-GAAP Financial Information to GAAP Information

5.	We note that you present two different types of full non-GAAP consolidated income statements for purposes of presenting your results of operations. We believe that the

Jane T. Elfers
The Children's Place Retail Stores, Inc.
June 27, 2013
Page 3

> presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g. non-GAAP cost of goods sold, interest income and selling, general and administrative expense, etc) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present full non-GAAP consolidated income statements in future filings. Refer to Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of the rules and regulations on the use of Non-GAAP Financial Measures for additional guidance. As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

Definitive Proxy Statement on Schedule 14A filed on April 8, 2013

Compensation Discussion and Analysis, page 17

CEO Compensation, page 25

6.   We note your alternate presentation of your CEO's realized compensation for 2012 on pages 25 and 26. Please confirm that in future filings you will not present these alternative tables before or more prominently than the Summary Compensation Table required by Item 402(c) of Regulation S-K. In addition, please confirm that in future filings you will disclose that these alternative tables are not a substitute for the Summary Compensation Table. Lastly, please confirm that in future filings you will clearly explain the differences between the compensation reflected in Total Direct Compensation, Realizable Compensation and the Summary Compensation Table. Please provide draft disclosure in your response. For guidance see the Staff Observations in the Review of Executive Compensation Disclosure at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Long-Term Incentives – Equity Awards, page 30

7.   Please revise future filings to more clearly quantify and explain the amounts of compensation awarded pursuant to employment agreements and plan awards. For example, it is unclear why certain amounts of performance-based awards were chosen as referenced in the last paragraph on page 31. See Items 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K. Please provide draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Tia L. Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters and Adam Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining